UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated May 16, 2023
Commission File Number: 001-14846

AngloGold Ashanti Limited
(Name of registrant)
112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F:
Form 20-F: X
Form 40-F: _
Enclosure: Press Release: RESULTS OF THE 79th ANNUAL GENERAL MEETING OF
SHAREHOLDERS

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
(“AngloGold Ashanti” or the “Company”)

NEWS RELEASE

RESULTS OF THE 79th ANNUAL GENERAL MEETING OF SHAREHOLDERS

AngloGold Ashanti shareholders are advised that at the annual general meeting of shareholders of the
Company held on Monday, 15 May 2023 (“Annual General Meeting”), save for the withdrawal of special resolution 1, all the ordinary and special resolutions, as set out in the 2022 Notice of Annual General Meeting
and summarised financial information for the year ended 31 December 2022, were passed by the requisite majority of votes of shareholders present by way of electronic communication or represented by proxy.

The total number of shares voted by way of electronic communication or by proxy at the Annual General
Meeting was 342,502,747 ordinary shares (“Shares”) representing 81.67% of AngloGold Ashanti’s issued share capital as at Friday, 5 May 2023, being the Voting Record Date.

The voting results were as follows:

1. Ordinary Resolution 1 – Re-election of directors
Total Shares voted
Shares
abstained
Directors For (%) Against (%) Number %
(1)
%
(1)
1.1 Mr AM Ferguson
96.62 3.38 341,588,139 81.45 0.22
1.2 Mr AH Garner
99.79 0.21 341,587,983 81.45 0.22
1.3 Mr R Gasant
82.46 17.54 341,564,571 81.45 0.22

2. Ordinary Resolution 2 – Election of a director
Total Shares voted
Shares
abstained
Director For (%) Against (%) Number %
(1)
%
(1)
Ms GA Doran
99.95 0.05 341,586,438 81.45 0.22

3. Ordinary Resolution 3 – Appointment of Audit and Risk Committee members
Total Shares voted
Shares
abstained
Directors For (%) Against (%) Number %
(1)
%
(1)
3.1 Mr AM Ferguson
97.81 2.19 341,587,841 81.45 0.22
3.2 Mr AH Garner
99.79 0.21 341,577,750 81.45 0.22
3.3 Mr R Gasant
81.64 18.36 341,564,430 81.45 0.22
3.4 Mr SP Lawson
98.60 1.40 341,588,024 81.45 0.22
3.5 Mr JE Tilk
97.85 2.15 341,586,953 81.45 0.22
4. Ordinary Resolution 4 – Reappointment of PricewaterhouseCoopers Inc. as auditors of the Company until the conclusion of the next annual general meeting of the Company
Total Shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
99.95 0.05 341,696,337 81.48 0.19
5. Ordinary Resolution 5 – General authority to directors to allot and issue ordinary shares
Total Shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
86.06 13.94 341,645,384 81.46 0.20

6. Ordinary resolution 6 – Separate non-binding advisory endorsement of the AngloGold Ashanti remuneration policy and implementation report
Total Shares voted
Shares
abstained
For (%) Against (%) Number %
(1)
%
(1)
6.1 Remuneration Policy
90.17 9.83 340,746,166 81.25 0.42
6.2 Implementation Report
90.32 9.68 340,847,510 81.27 0.39

7. Special Resolution 1 – Remuneration of non-executive directors
The Board had reconsidered the proposed increases for non-executive directors following further reflection and engagement with shareholders and had decided to revise the proposal to be submitted to shareholders for approval. The Board of the Company, therefore, withdrew special resolution 1, relating to the remuneration of non-executive directors, from the business to be considered and voted upon by the shareholders.

8. Special Resolution 2 – General authority to acquire the Company’s own Shares
Total Shares voted Shares abstained
For (%) Against (%) Number %
(1)
%
(1)
82.44 17.56 341,659,594 81.47 0.20

9. Special Resolution 3 – General authority for directors to issue for cash, those Shares which the directors are authorised to allot and issue in terms of ordinary resolution 5
Total Shares voted
Shares abstained
For (%)
Against (%)
Number
%
(1)
%
(1)
88.00
12.00
341,553,317
81.44
0.23

10. Special Resolution 4 – General authority to provide financial assistance in terms of Sections 44 and 45 of the Companies Act
Total Shares voted
Shares abstained
For (%)
Against (%)
Number
%
(1)
%
(1)
99.23
0.77
341,341,233
81.39
0.28

11. Ordinary Resolution 7 – Directors’ authority to implement special and ordinary resolutions
Total shares voted
Shares abstained
For (%)
Against (%)
Number
%
(1)
%
(1)
99.92
0.08
341,542,513
81.44
0.23
(1)
Expressed as a percentage of 419,379,599 AngloGold Ashanti Shares in issue as at Friday, 5 May 2023, being the Voting Record Date.

ENDS
16 May 2023
Johannesburg
JSE Sponsor: The Standard Bank of South Africa Limited

CONTACTS

Media
Andrea Maxey
+61 08 9435 4603/ +61 400 072 199
amaxey@anglogoldashanti.com
General inquiries
media@anglogoldashanti.com

Investors
Andrea Maxey +61 08 9435 4603/ +61 400 072 199
amaxey@anglogoldashanti.com
Yatish Chowthee +27 11 637 6273 / +27 78 364 2080
yrchowthee@anglogoldashanti.com

Website: www.anglogoldashanti.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: May 16, 2023
By:
/s/ LM GOLIATH
Name:
Leeanne Goliath
Title:
Company Secretary